Lauren B. Prevost

404-504-7744

lprevost@mmmlaw.com

www.mmmlaw.com

April 18, 2014

VIA EDGAR

AND E-MAIL

Mr. David L. Orlic, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust, Inc.
Schedule 14D-9
Filed by Cole Credit Property Trust, Inc.
Schedule 13E-3
Filed by Cole Credit Property Trust, Inc. et al.
Filed March 31, 2014
File No. 005-81912

Dear Mr. Orlic:

On behalf of Cole Credit Property Trust, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 16, 2014 relating to the Company’s Schedule 14D-9 and Schedule 13E-3 (collectively, the “Schedules”) filed with the Commission on March 31, 2014 (File No. 005-81912).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the amendment to the respective Schedule that will be filed with the Commission concurrently herewith.

General

Comment No. 1: Please confirm that Amendment No. 1 to Schedule 13E-3 was disseminated to security holders.

Response: The Company confirms that it did disseminate Amendment No.1 to Schedule 13E-3 to the Company’s stockholders by sending a letter to the Company stockholders informing them that the Schedule 14D-9 and the Schedule 13E-3 each had been amended and that such amendments had been filed with the Commission. A copy of this letter was filed as Exhibit (a)(1)(vii) to the Schedule TO in Amendment No. 2.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP

David L. Orlic, Special Counsel

April 18, 2014

Comment No. 2: Please advise why you continue to file on Schedule TO.

Response: The Company respectfully submits that reference to Schedule TO was inadvertent and the Company confirms it will correct this error on future amendments to the Schedule 13E-3.

Amendment No. 1 to Schedule 14D-9

Tender Offer, page 1

Comment No. 3: Disclosure continues to state that the representations and warranties in the merger agreement were made solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 2 under Item 2(b) of the Schedule 14D-9 to remove the statement that the representations and warranties in the merger agreement were made solely for the benefit of the parties.

Annex A – Opinion of Financial Advisor

Comment No. 4: We note your response to prior comment 8. You have retained statements that the opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party, and that Duff & Phelps’ liability in connection with the opinion is limited in accordance with the terms set forth in its engagement letter. Accordingly, as requested, please clearly disclose:

•	the limitations on liability set forth in the engagement letter, and provide us with a copy of the engagement letter as supplemental information so that we may review these limitations;

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 21 under Item 4(b) of the Schedule 14D-9 to clarify that the limitations on liability set forth in the fairness opinion attached to the Schedule 14D-9 as Annex A and the material limitations on liability set forth in the Duff & Phelps, LLC (“Duff & Phelps”) engagement letter are consistent with one another.

•	the basis for Duff & Phelps’ belief that security holders cannot rely on its opinion;

Response: The Company understands that the Staff is construing the statement “ this Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party” to mean that Duff & Phelps is stating that stockholders should not rely on the fairness opinion. In that regard, Duff & Phelps believes that its engagement letter with the Company does not create any contractual relationship with the Company’s stockholders. See Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008) in which the 7th Circuit dismissed state law claims by target shareholders against the target company's financial advisor arising out of the inclusion of a fairness opinion in a merger proxy statement holding that, under the terms of the financial advisor's engagement letter, no contractual or extra-contractual duties to stockholders arose.1 Additionally, Duff & Phelps is not aware of any statute that would create a fiduciary relationship between Duff & Phelps and the Company’s stockholders as a result of Duff & Phelps’ rendering of a fairness opinion in this transaction. Accordingly, the Company has revised the disclosure appearing on page 21 under Item 4(b) of Schedule 14D-9 to state that Duff & Phelps believes that its engagement letter with the Company does not create any contractual relationship with the Company’s stockholders.

__________________________

1 "[W]e see no way that the Shareholders can show that their relationship with Morgan Stanley possessed the "special circumstances" necessary to give rise to an extra-contractual fiduciary duty.... The [engagement letter, fairness opinion and other exhibits to the complaint] leave no doubt that Morgan Stanley did not accept any such responsibility, and so no fiduciary duty toward the Shareholders ever arose.... Thus, Morgan Stanley never owed any contractual nor extra-contractual duty to the Shareholders.” We respectfully note that Duff & Phelps’ engagement letter with the Company contains similar provisions to those in the Morgan Stanley engagement letter described in Joyce.

Morris, Manning & Martin, LLP

David L. Orlic, Special Counsel

April 18, 2014

•	whether Duff & Phelps intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; and

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 21 under Item 4(b) of the Schedule 14D-9 to clarify that Duff & Phelps does not have the present intention to assert the substance of the disclaimer as a defense.

•	the specific extent to which Maryland law has addressed the availability of such a defense to Duff & Phelps.

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure appearing on page 22 under Item 4(b) of the Schedule 14D-9 to clarify that Maryland law has not addressed the availability of such a defense to Duff & Phelps.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr.
Heath D. Linsky, Esq.